July 6, 2015

VIA EDGAR

Mr. Craig D. Wilson, Sr. Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Filed May 7, 2015

File No. 000-28018

Dear Mr. Wilson:

We received your letter dated June 22, 2015 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. For the convenience of the Staff, the comments from the Letter are restated in italics prior to our responses. References to “we,” “our,” “Yahoo” and the “Company” refer to Yahoo! Inc. and its consolidated subsidiaries.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 38

1.	We note your response to prior comment 2 that the GAAP revenue and revenue ex-TAC generated from the Mozilla agreement did not have a material impact on your results of operations for the quarter ended March 31, 2015. Please tell us what consideration was given to the significance of the impact of the revenues generated from the Mozilla agreement related to the fluctuation in GAAP revenues for the quarter ended March 31, 2015 in view of Instruction 3 to paragraph (b) of Item 303, which states that where the interim financial statements reveal material changes from period to period in one or more significant line items, the causes for the changes must be described if they have not already been disclosed.

In response to this comment, we respectfully refer the Staff to our response to Comment No. 2 below.

2.	In that regard, we note your references to disclosure in the March 31, 2015 Form 10-Q in your response to prior comment 2. Your disclosure on page 41 indicates that TAC for the three months ended March 31, 2015 increased primarily due to increased search and display TAC in the Americas region associated with payments to distribution partners. As Mozilla is just one of your distribution partners, this disclosure does not provide a clear understanding of the significance of the TAC paid to Mozilla to the fluctuation in TAC for the quarter. Similarly, your disclosure on page 38 attributes the increase in search revenues to your agreement with Mozilla as well as higher volume on mobile devices. As there is more than one contributing factor disclosed for the increase, an investor is not provided with a clear understanding of the significance of the Mozilla arrangement to the fluctuation in search revenues. Please describe for us your consideration of these disclosures as providing useful information regarding the significance of the Mozilla arrangement in promoting an understanding of the quarterly fluctuation of search revenues and TAC.

We note the Staff’s comments and supplementally advise the Staff of the following:

We appreciate the Staff’s comments and in response to those comments, we will supplement our disclosures in our future filings to include quantitative and qualitative disclosure to explain, where applicable, the extent to which our agreement with Mozilla caused any material change from period to period in our revenue or any other significant line item, such as search revenue or TAC. While the specific future disclosure we will make will, of course, depend on the facts we are addressing, we would, as an example, supplement our disclosures to include the following:

Revenue ex-TAC (a Non-GAAP Financial Measure)

	Three Months Ended June 30,			Percent Change	Six Months Ended June 30,			Percent Change
	2014	2015			2014	2015
	(dollars in thousands)
Revenue	$1,084,191	$	---------	(--)%	$2,216,921	$	---------	(--)%
Less: TAC	43,826		------	(--)%	89,735		------	(--)%

Revenue ex-TAC	$1,040,365	$	---------	(-)%	$2,127,186	$	---------	(-)%

For the three months ended June 30, 2015, revenue [increased] $     million or      percent, TAC [increased] $     million or      percent and revenue ex-TAC [increased] [decreased] $     million, or      percent, respectively, compared to the same period of 2014, due to [insert appropriate explanation]. Of the $     million increase in revenue and $     million increase in TAC for this period, $     million and $     million, respectively, were attributable to our agreement with Mozilla Corporation (“Mozilla”). For the six months ended June 30, 2015, revenue [increased] $     million or      percent, TAC [increased] $     million or      percent and revenue ex-TAC [increased] [decreased] $     million, or      percent, respectively, compared to the same period of 2014, due to [insert appropriate explanation]. Of the $     million increase in revenue and $     million increase in TAC for this period, $     million and $     million, respectively, were attributable to our agreement with Mozilla. [Insert description of other factors, including qualitative factors, as appropriate,]

We will make disclosures in our future filings as outlined above. We do, however, also wish to let the Staff know that we did give consideration to the impact of the Mozilla agreement on the period-to-period changes in our revenue, search revenue and TAC and, for the reasons outlined in our June 8, 2015 response to Staff’s comment No. 2 in its letter dated May 26, 2015, we believe our disclosures in the Management’s Discussion and Analysis section of our Form 10-Q convey to investors the significance of the impact of the Mozilla agreement on our quarterly revenue, search revenue and TAC. For example, in addition to the disclosures noted by the Staff in Comment No. 1 and Comment No. 2 of its June 22, 2015 letter, we included a table presenting Revenue, TAC and Revenue ex-TAC on page 32 of our Form 10-Q and the percentage changes in these amounts year over year. Immediately below the table, we indicated that the decline in revenue ex-TAC was primarily attributable to our agreement with Mozilla. We believe this disclosure, in combination with the other disclosures we included in our Form 10-Q about the Mozilla agreement, communicated to investors the significance of the Mozilla agreement on our business and financial performance.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this Letter.

Respectfully submitted,

Yahoo! Inc.

/s/ KEN GOLDMAN
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant, U.S. Securities and Exchange Commission

Aman S. Kothari, Senior Vice President, Global Controller

      and Chief Accounting Officer, Yahoo! Inc.

Ronald S. Bell, General Counsel and Secretary, Yahoo! Inc.

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,

      Deputy General Counsel, Yahoo! Inc.

Robert Plesnarski, O’Melveny & Myers LLP